

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

James McCullough
Chief Executive Officer
Renalytix plc
5-7 Cranwood Street
London EC1V 9EE
United Kingdom

      Re: Renalytix plc
          Form 20-F for the fiscal year ended June 30, 2021
          Filed October 21, 2021
          File number 001-39387

Dear Mr. McCullough:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F filed October 21, 2021

Exhibits 12.1 and 12.2, page 11

1. We note the introductory language in paragraph 4 of the certifications included in Exhibits 12.1 and 12.2 does not include reference to internal control over financial reporting. Your annual report on Form 20-F for the fiscal year ended June 30, 2021 represents your second annual report and therefore you are no longer within the transition period. Please file an amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification pursuant to Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences